[UNIVERSAL FOG LETTERHEAD]

March __, 2006

United States Securities and Exchange Commission

Attn: Mr. John Reynolds, Assistant Director, Office of Emerging Growth Companies

Washington, D.C. 20549

Mail Stop 3561

RE:	Universal Fog, Inc.
Pre-Effective Amendment 1 to Registration Statement on Form SB-2
File Number: 333-128831

Filed: January 27, 2006

Dear Mr. Reynolds:

We are writing in response to your comment letter dated February 16, 2006 regarding the above referenced registration statement. Our responses to your comments follow each of the comments below.

General

1. Please revise your prospectus in all appropriate places to identify your affiliates who will offer the shares at a fixed price for the duration of the offering.

The disclosure has been revised to address the comment.

Cover Page of the Prospectus

2. Please estimate and include the amount of offering expenses for the Universal Fog offering and deduct those expenses from the “proceeds to Universal Fog”.

The disclosure has been revised to address the comment.

Prospectus Summary, page 5

3. We reissue prior comment 12 in our letter dated November 3, 2005. We note that Universal Fog was not incorporated in the State of Arizona until July 11, 1996 and has been in continuous operation since 1996 and is the successor of Arizona Mist. The statement, “Universal Fog, Inc. began in 1989 as the high pressure misting division of Arizona Mist” is confusing. Please clarify. Further, please disclose clearly in the prospectus the date Universal Fog was incorporated and the date Arizona Mist was sold to Orbit Sprinklers. Please explain how Universal Fog is the successor of Arizona Mist when Arizona Mist was sold to Orbit Sprinkler.

The disclosure has been revised to address the comment.

Risk Factors Related to Our Business, page 5

4. Include a risk factor discussing the balloon mortgage payment due in May.

A new risk factor has been added to address the comment.

Use of Proceeds, page 7

5. There is no certainty concerning the amount of securities that will be sold. Please, then, include a column in the table if les than all are sold; eg; 50% and for 25%. Deduct, in each case, the expected costs of the offerings.

The disclosure has been revised to address the comment.

6. Explain the holder of the debt to be retired and all of the disclosure required by Instruction 1 to Item 504 of Regulation S-B.

The proceeds will not be used to retire any debt. The disclosure has been revised accordingly.

Management’s Discussion and Analysis, page 8

Liquidity and Capital Resources

7. Please update the 2,000,000 shares of restricted common stock for $100,000 as to how much has been paid to date. Please provide the same information for the 1,008,800 shares sold to unrelated parties for $252,200 in another private placement. We do not see these two transactions discussed in Item 26 of Part II.

The disclosure has been revised to address the comment.

8. Also, disclose the amount of debt converted into common stock and the number of shares and the parties receiving the shares.

The disclosure has been revised to address the comment.

9. Furthermore, it does not appear that the disclosure in Item 26 regarding the transactions in April, May, and August of 2005 are discussed here.

The disclosure has been revised to address the comment.

10. You state that the current cash expense is about $63,000 per month. However, you anticipate cash expenditures of approximately $189,000 for the year ended December 31, 2005. Please explain why cash expenditures only amounted to $189,000 for 2005.

The $189,000 amount was for the quarter, not the year. This error has been corrected in the revised disclosure.

Critical Accounting Policies

11. We note that you have not disclosed the company’s critical accounting policies. Please address the existence of highly material estimates or assumptions and how these matters may affect the financial statements. Please refer to the Commission’s guidance concerning Critical Accounting Estimates and Management’s Discussion and Analysis to comply with the required disclosures as necessary. The guidance is available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

A new “Critical Accounting Policies” paragraph has been added to address the comment.

Our Business, page 13

12. We reissue prior comments 46 and 47 of our letter dated November 3, 2005. Please disclose the material terms of the transaction with Edmonds 6 and the Stock Purchase and the Share Exchange Agreement, including the consideration and number of Universal Fog shares Edmonds 6 and Mr. Neussler received for the exchange, the date of the merger, etc.

The disclosure has been revised to address the comment. No shares were issued to Edmonds 6 in the transaction.

13. We partially reissue comment 49 of our letter dated November 3, 2005. Please describe your principal products or services in greater detail. We note from your websites that you offer high pressure systems ranging from 7 nozzle systems to 275 nozzle systems and ¼ gpm up as well as larger systems. On your website, there is also a list of products such as nozzles, nozzle cleaner, slip-lok fittings, and etc.

Disclosure has been added to address the comment.

14. Please disclose how many distributors and resellers you currently have a relationship with and the percentage of business you do through them. Please describe the terms of any agreements you have with these distributors, including any arrangement for revenue sharing or compensation. Please file material agreements as exhibits.

The disclosure has been revised to address the comment.

Description of Property, page 16

15. We reissue prior comment 57 of our letter dated November 3, 2005. Please describe the condition of your manufacturing facilities.

The disclosure has been revised to address the comment.

16. Provide us with the cost components included in the $401,117 in land, office and manufacturing facilities contributed by Mr. Bontems. Include in this break-out the original price that Mr. Bontems paid for the property, any depreciation taken, and the total amounts paid for repairs and remodeling. Tell us why the repairs were included in the total cost of the asset as repairs are normally recorded as expense in the statement of operations.

The disclosure has been revised to address the comment.

Certain Relationships and Related Transactions, page 16

17.Indicate the balance on the note to Heritage Bank and whether Mr. Bontems, and any other person, remain as obligors on it.

The disclosure has been revised to address the comment.

18. The assignment of the patent rights from Mr. Bontems to the company should be filed as an exhibit.

The patent assignment agreement has been filed as an exhibit.

19. It is assumed that the $36,000 paid to Richard Nuessler by Mr. Bontems is not reimbursable by the company.

The disclosure has been revised to make it clear that the $36,000 is not reimbursable by the company.

Executive Compensation, page 18

20. Please include the compensation to each of the persons for the most recently competed fiscal year, as required by Item 402(b) and the Instruction to Item 402(b) of Regulation S-B.

The disclosure has been revised to address the comment.

Security Ownership of Certain Beneficial Owners and Management, page 18

21. Update the information through the latest practicable date. See Item 403(b).

The table has been updated through December 31, 2005.

22. None of the percentages in the table, nor in footnote (2), appear to be correct based on 38,592,800 shares outstanding.

The percentages have been corrected as per the comment.

Description of Our Capital Stock, page 19

23. Identify the owner(s) of the property securing the convertible preferred stock.

The disclosure has been revised to address the comment.

Selling Stockholders, page 20

24. Reconcile the percentages in the table with our comment above.

The table has been revised.

25. State the estimated costs of the offering to be paid by the company.

The disclosure has been revised to address the comment.

Plan of Distribution, page 22

26. We reissue prior comment 76 of our letter dated November 3, 2005. Please discuss penny stock rules and requirements.

The disclosure has been revised to include a discussion of penny stock rules and requirements.

Financial Statements, page F-12

27. Please note the updating requirements of Item 310(g) of Regulation S-B.

The updating requirements are noted. The financial information will be updated when the company’s audit is completed for the year ended December 31, 2005.

Statement of Stockholders’ Equity, page F-15

28. We note your disclosure on the statement of stockholders’ equity in response to our previous comment 83. This disclosure does not sufficiently address our comment. We reiterate our request for you to tell us your basis for valuing 540,000 shares issued to a stockholder at $.24 per share when shares were issued for cash at $0.25 per share and $0.05 per share during the same period.

A negotiated transaction to repay the balance of the indebtedness included $129,370 of principal plus $5,630 of principal and interest payments for a total of $135,000 at $0.25 per share, resulting in the issuance of 540,000 shares of common stock. The transaction was valued according to the then current sales of restricted common stock at a price of $0.25 per share. The $0.05 per share transaction was negotiated prior to the private placement and raised the funds necessary to affect the merger transaction with Edmonds 6. There were no transactions priced at $0.24 per share.

Note 4 – Borrowings, page F-24

29. Revise to provide the disclosures required by SFAS 57 with respect to the advances from Tom Bontems.

The disclosure has been revised to address the comment.

Part II

Recent Sales of Unregistered Securities

30. We reissue prior comment 94 of our letter dated November 3, 2005. We refer you to Item 701 of Regulation S-B. Please disclose the information required by 701(a), (b), (c), (d) for all of the securities sold within the past three years without registration. In this regard, we note that the transactions with Edmonds 6 and the issuance of 4,000,000 convertible preferred stock should be discussed. Moreover, please identify the persons to whom you sold the securities. Finally, provide the facts relied upon to make the exemptions available.

The disclosure has been revised to address the comment. No stock was issued in the Edmonds 6 transaction to Edmonds 6 or the shareholders thereof.

31. Please provide the amount of debt extinguished for the exchange of 540,000 shares and the parties receiving the shares.

The disclosure has been revised to address the comment.

32. Please describe the services rendered on behalf of UFI by certain third parties and identify the parties.

The disclosure has been revised to address the comment.

Exhibits

33. For the exhibits that are incorporated by reference, please so state and specifically identify the form.

The disclosure has been revised to address the comment.

34. A form of subscription agreement should be filed as an attachment to the prospectus or as an exhibit, if one is to be used.

A form of subscription agreement will be filed in the event that it is determined that one will be used.

Signatures

35. Please include the signatures required by Form SB-2. Specifically, one of the officers must act and sign in the capacity of the principal accounting officer.

The signature page has been revised to address the comment.

34 Act Report Filings

36. We reissue our prior comments 102 and 108 as we did not note the amended filings. Please revise all of the 34 Act reports according to the comments issued prior to the effectiveness of the SB-2 registration statement.

All 34 Act reports will be amended according to such comments prior to the effectiveness of the registration statement.

Any questions regarding the revised filing or this letter should be directed to the Company’s counsel, David M. Rees, of the law firm of Vincent & Rees, LC, 175 East 400 South, Suite 1000, Salt Lake City, Utah 84111, telephone (801) 303-5730.

Sincerely,

Universal Fog, Inc.

By:	/s/ Tom A Bontems
Tom A. Bontems
Chairman, Chief Executive Officer
and Chief Financial Officer